UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                            For the month of May 2006
                    ----------------------------------------
                       Ship Finance International Limited
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                 (Translation of registrant's name into English)

       Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda
--------------------------------------------------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                       Form 20-F [X]   Form 40-F [ ]
                                -----           -----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                              Yes [ ]       No [X]
                                 -----        -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Item 1. INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 is a copy of the press release of Ship Finance International Limited (the "Company") dated May 26, 2006, reporting the Company's results for the first quarter of 2006.

Ship Finance International Limited

Interim Report January - March 2006

Highlights

o Ship Finance reports a net income of $33.9 million and earnings per share of $0.46 for the first quarter of 2006.
o Ship Finance announces an ordinary cash dividend of $0.45 per share, and a supplementary extraordinary dividend of $0.05 per share.

Ship Finance International Limited ("Ship Finance" or the "Company") reports total operating revenues of $84.1 million, operating income of $52.1 million and net income of $33.9 million for the first quarter of 2006. Earnings per share for the quarter were $0.46. Currently, all but seven of the Company's vessels are trading under long term charters to Frontline Ltd. ("Frontline"). The average daily time charter equivalents ("TCEs") earned by Frontline in the spot and time charter period market from the Company's VLCCs, Suezmax tankers, and Suezmax OBO carriers were $68,491, $49,883 and $31,716, respectively. In accordance with accounting principles generally accepted in the United States, no accrual has been made to recognise any amounts receivable under the profit sharing arrangements with Frontline. However, the Company estimates that this would be approximately $29.9 million for the first quarter of 2006 compared with $33.5 million that was estimated for the first quarter of 2005.

As at March 31, 2006, the Company had interest rate swaps with a total notional principal of $535.7 million and an average interest rate of 3.6 percent. In the first quarter of 2006 other financial items include a gain of $8.7 million that is attributable to the mark to market valuations of interest rate swaps resulting from the continued increase in the forward curve for LIBOR in the quarter.

As at March 31, 2006, the Company had total cash and cash equivalents of $99.6 million, of which $11.1 million was restricted. Cash provided by operating activities in the quarter was $127.2 million, net cash provided by investing activities was $26.3 million and net cash used in financing activities was $97.9 million.

Corporate and Other Matters

In January 2006, the VLCC Navix Astral was delivered to its existing bareboat charterer pursuant to a charterer's purchase option that was exercised in November 2005. In January 2006 the Company acquired the Front Tobago from Frontline for $40 million. The Front Tobago has replaced and will fulfil the remainder of the Navix Astral time charter with Frontline.

In February 2006 the Company entered into a total return bond swap line with Fortis Bank. The total return swap is for a term of twelve months and will facilitate the buyback of the Company's 8.5% senior notes in an amount of $50 million. As of today the bank has acquired bonds for $48.6 million with par value $51.5 million.

On March 2006 according to a mutual understanding, a termination contract was entered into between the Company and Consafe Offshore AB (publ) which terminated the Heads of Agreement concerning a sale and lease back deal. The parties agreed to keep a dialog with respect to potential future projects together. As a result of the termination certain financial mechanisms which were set up for the deal were also terminated. This resulted in a small net profit for the terminated transaction.

In April 2006 the Company announced that it had closed the definitive agreement and related financing documents to acquire five newbuilding container vessels from third parties for a sum of approximately $280 million and to place the vessels on long-term charters to Horizon Lines, LLC, a subsidiary of Horizon Lines Inc., which will guarantee the charters. The term of each bareboat charter will be 12 years with a three year renewal option on the part of Horizon Lines which will operate the vessels in its TP1 service from the U.S. West Coast to Guam and Asia. The vessels will fly the United States flag.

In the first quarter of 2006 the Company bought back and cancelled 400,000 of its shares. At March 31, 2006, 72,743,737 ordinary shares were outstanding and the weighted average number of shares outstanding for the quarter then ended was 72,827,070.

On May 26, 2006 the Board declared a dividend of $0.50 per share which represents an ordinary cash dividend of $0.45 per share, and a supplementary extraordinary dividend of $0.05 per share. The record date for the dividend is June 12, 2006, ex dividend date is June 8, 2006 and the dividend will be paid on or about June 26, 2006.

As from May 2, 2006 Mr. Lars Solbakken (49) has been hired as the new CEO of Ship Finance. Mr.Solbakken has extensive experience from the marine sector both from the owners' and financial services' side. With this recruitment, the Board has secured that the Company has a fully dedicated person whose primary focus will be on new projects. A further one or two recruitments are likely in the near future.

Market

The downward pressure which started mid November 2005 for the VLCCs, and early December 2005 for the Suezmaxes, continued until mid January 2006. The markets saw, at the time, a low for VLCCs of about World Scale ("WS") 80, for the benchmark route MEG to Japan, and about WS 124 from WAF to USAC for Suezmaxes. From that time it took the market approximately two weeks to hit the high for VLCCs of about WS 180 for the given route. This equated to a daily time charter equivalent ("TCE") of approximately $137,000 per day. The equivalent number for the Suezmaxes was a peak of about WS 210 at the start of February which equates to a TCE of approximately $72,000 per day. Following the peak, the VLCC market softened seeing a relatively steady decline until end quarter when fixtures where conducted at WS 60. The Suezmaxes managed to stay firm at the peak for two weeks and afterwards witnessed the same trend as the VLCCs did, steadily declining towards quarter end at about WS 115. The average rate from the MEG to Japan in the first quarter of 2006 was about WS 110 ($71,307 per day), compared to about WS 108 ($68,027 per day) in the first quarter of 2005. The average rate from WAF to USAC in the first quarter of 2006 was about WS 159 ($50,957 per day), compared to about WS 164 ($50,705 per day) in the first quarter of 2005.

Bunkers are becoming an even more substantial part of operating costs and bunker prices increased 14 percent during the first quarter. Fujairah's highest bunker quote for the quarter was $339 per mt, with an average of $318 per mt.

The International Energy Agency (IEA) reported in May an average OPEC Oil production, including Iraq, of 29.78 million barrels per day during the first quarter of the year, a 0.24 million barrels per day or 0.8 percent decrease from the fourth quarter. OPEC decided at its meeting held in Vienna in March to maintain current production levels.

IEA estimates that world oil demand averaged 84.9 million barrels per day in the first quarter, a 0.9 percent increase from the fourth quarter of 2005. IEA further predicts that the average demand for 2006 in total will be 84.8 million barrels per day, or a 1.5 percent growth from 2005, hence showing a firm belief in continued demand growth.

The VLCC fleet totalled 468 vessels at the end of the first quarter of 2006, an increase of 0.6 percent over the quarter. No VLCCs were scrapped in the period whilst four were delivered. The total order book now stands at 122 vessels at the end of the first quarter, up from 90 vessels after the fourth quarter of 2005. For the remainder of 2006 there are 13 deliveries expected and for 2007 we count 35. The current orderbook represent 26 percent of the current VLCC fleet. A total of 31 VLCCs were ordered during the quarter. The high ordering inflow in the quarter is partly a result of new rules introduced April 1, 2006 which made construction of VLCCs more expensive.

The Suezmax fleet totalled 342 vessels at the end of the quarter, up from 337 vessels after the fourth quarter of 2005, a 1.5 percent fleet growth over the quarter. No Suezmaxes were scrapped during the quarter whilst five were delivered. The total order book at the end of the quarter is 62, down by one from the end of the fourth quarter. For the remainder of 2006 there are 19 deliveries expected and 2007 counts 28. The current orderbook represents 18 percent of the Suezmax fleet. Four Suezmaxes were ordered during the period.

At the beginning of May it was possible to sell freight futures for the remainder of 2006 at a level that equated to TCEs for VLCCs at approximately $51,500 per day and $35,000 per day for Suezmaxes.

Strategy

The strategy of the company is to increase its portfolio of assets and to try to diversify the risk by also investing in shipping sectors other than the tanker market. The company is also considering investments in the oil service sector, with a particular focus on drilling rigs. Heavy-lift vessels and FPSO projects are also currently being considered, partly to seek a life extension of the Company's single hull vessels. The Board finds this an attractive alternative that would help bridge the decline in contracted revenues in 2010 for the Company's single hulls. The goal is to grow the Company's asset base by five to ten percent per year as a minimum.

Outlook

With the completion of the Horizon deal discussed above, the Company's minimum target revenue growth for 2006 is secured.

The Board is very pleased with the recruitment of Lars Solbakken as CEO and feel that the Company has an attractive deal "pipeline", and should be able to conclude several new deals to further expand the Company before year end. The recruitment should also be seen as another step in making the Company more independent of Frontline.

The increased spot interest level will increase the financing cost for the unfixed part of the Company's debt. Total interest bearing debt as of quarter end was $1,750 million of which $760 million was unhedged.

Based on the trading results achieved this year and the positive outlook for the market, the Company expects to receive a solid profit-sharing also for 2006. The Company's cash flow should thereby be strong enough to support growth as well as secure a continued high long term dividend distribution. The target for the Board will be to optimize long term return on equity based on a moderate to low risk profile.

Forward Looking Statements

This press release contains forward looking statements. These statements are based upon various assumptions, many of which are based, in turn, upon further assumptions, including Ship Finance management's examination of historical operating trends. Although Ship Finance believes that these assumptions were reasonable when made, because assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond its control, Ship Finance cannot give assurance that it will achieve or accomplish these expectations, beliefs or intentions.

Important factors that, in the Company's view, could cause actual results to differ materially from those discussed in this press release include the strength of world economies and currencies, general market conditions including fluctuations in charter hire rates and vessel values, changes in demand in the tanker market as a result of changes in OPEC's petroleum production levels and world wide oil consumption and storage, changes in the Company's operating expenses including bunker prices, dry-docking and insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, and other important factors described from time to time in the reports filed by the Company with the United States Securities and Exchange Commission.

May 26, 2006
The Board of Directors
Ship Finance International Limited
Hamilton, Bermuda

Questions should be directed to:

Tor Olav Troim: Director, Ship Finance International Limited
+44 7734 976 575

Lars Solbakken: Chief Executive Officer, Ship Finance Management AS +47 23 11 40 06

Inger M. Klemp, Vice President Finance, Ship Finance International Limited +47 23 11 40 76

SHIP FINANCE INTERNATIONAL LIMITED FIRST QUARTER REPORT (UNAUDITED)

------------------------------------------------- -------------- ------------ ---------------
INCOME STATEMENT                                           2006         2005            2005
                                                        Jan-Mar      Jan-Mar         Jan-Dec
(in thousands of $ except per share data)                         (restated)
------------------------------------------------- -------------- ------------ ---------------

Total operating revenues                                 84,121       82,389         437,510
(Gain)/loss on sale of assets                            (1,132)        (470)            654
Voyage expenses                                             711          835           3,600
Ship operating expenses                                  27,543       24,980         110,241
Administrative expenses                                     521          868           2,446
Depreciation                                              4,359        4,659          19,907
Total operating expenses                                 33,134       31,342         136,194
Operating income (loss)                                  52,119       51,517         300,662
Interest income                                             726          718           3,343
Interest expense                                        (26,399)     (34,303)       (111,935)
Other financial items                                     7,379       12,002          17,528
Foreign currency exchange gain (loss)                        26           31            (52)
Net income (loss)                                        33,851       29,965         209,546

Basic earnings per share amounts ($)                       0.46         0.40            2.84

------------------------------------------------- -------------- ------------ ---------------

------------------------------------------------- -------------- ------------ ---------------
                                                           2006         2005            2005
BALANCE SHEET                                           Jan-Mar      Jan-Mar          Dec 31
(in thousands of $)                                               (restated)
------------------------------------------------- -------------- ------------ ---------------
ASSETS
Short term
Cash and cash equivalents                                88,472      112,037          32,857
Restricted cash                                          11,083        3,661           1,575
Other current assets                                    124,982      104,790         197,188
Long term
Newbuildings and vessel purchase options                  2,000        8,370               -
Vessels and equipment, net                              271,528      232,117         315,220
Investment in finance leases                          1,810,667    1,749,695       1,818,344
Deferred charges and other long-term assets              41,474       37,906          37,409
Total assets                                          2,350,206    2,248,576       2,402,593


LIABILITIES AND STOCKHOLDERS' EQUITY
Short term
Short term and current portion of long term             120,026      104,188         122,519
interest bearing debt
Amount due to parent                                      3,112       31,848           4,880
Other current liabilities                                25,070       24,082          16,001
Long term
Long term interest bearing debt                       1,630,535    1,513,025       1,671,138
Other long term liabilities                              26,159        2,658          26,533
Stockholders' equity                                    545,304      572,775         561,522
Total liabilities and stockholders' equity            2,350,206    2,248,576       2,402,593
------------------------------------------------- -------------- ------------ ---------------

-------------------------------------------------- ------------- ------------ ---------------
                                                           2006         2005            2005
STATEMENT OF CASHFLOWS                                  Jan-Mar      Jan-Mar         Jan-Dec
(in thousands of $)                                               (restated)
-------------------------------------------------- ------------- ------------ ---------------
OPERATING ACTIVITIES
Net income (loss)                                        33,851       29,965         209,546
Adjustments to reconcile net income to net cash
provided by operating activities
Depreciation and amortisation                             5,007       16,934          36,431
Adjustment of financial derivatives to market            (5,087)     (12,084)        (14,732)
value
(Gain)/loss on sale of assets                            (1,132)        (470)            654
Other                                                    (1,759)        (112)         (4,708)
Change in operating assets and liabilities               96,351      126,419          53,643
Net cash provided by operating activities               127,231      160,652         280,834


INVESTING ACTIVITIES
Repayment of investments in finance leases               32,134       22,929          94,777
Net maturities (placement) of restricted cash            (9,507)       1,718           3,804
Sale of investment in finance lease                                   67,750         229,800
Sale of vessel                                           40,466            -               -
Acquisition of subsidiaries, net of cash                (34,810)    (224,224)       (518,182)
acquired
Investment in newbuilding                                (2,000)           -               -
Purchase of vessels                                           -            -         (79,772)
Net cash provided by (used in) investing
activities                                               26,283     (131,827)       (269,573)


FINANCING ACTIVITIES
Repurchase of shares                                     (7,212)           -         (33,083)
Proceeds from long-term debt                                  -    1,086,940       1,571,429
Debt fees paid                                                -       (4,781)         (7,346)
Repayment of long-term debt                             (43,097)    (948,621)     (1,253,503)
Cash dividends paid                                     (36,372)     (37,450)       (148,864)
Deemed dividends paid                                   (11,218)     (82,092)       (136,230)
Short-term loan advances to parent company                    -      299,949               -
Repayment of short term loan from parent company              -     (259,926)              -
Net cash provided by (used in) financing                (97,899)      54,019          (7,597)
activities

Net increase in cash and cash equivalents                55,615       82,844           3,664
Cash and cash equivalents at start of period             32,857       29,193          29,193
Cash and cash equivalents at end of period               88,472      112,037          32,857
-------------------------------------------------- ------------- ------------ ---------------

                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            Ship Finance International Limited.
                                            -----------------------------------
                                                     (Registrant)




Date  May 30, 2006                      By  /s/ Tom E. Jebsen
      ------------                          --------------------
                                            Tom E. Jebsen
                                            Chief Financial Officer

SK 23153 0001 674019